Exhibit 99

NEWS RELEASE

SHAW FILES YEAR-END DISCLOSURE DOCUMENTS

Calgary, Alberta (November 28, 2018) – Shaw Communications Inc. (“Shaw”) announced today the filing with Canadian securities regulators of its 2018 audited annual consolidated financial statements, related management’s discussion and analysis and 2018 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2018 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). Any shareholder wishing to receive a printed copy of the 2018 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one by e-mail to investor.relations@sjrb.ca.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca